

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

William Hoffman
Chief Executive Officer
Inari Medical, Inc.
9 Parker, Suite 100
Irvine, CA 92618

> **Re: Inari Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2020**
> **File No. 333-236568**

Dear Mr. Hoffman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed on May 5, 2020

Condensed Statements of Operations, page F-32

1. Please revise the filing to present pro forma basic and diluted earnings per share for your latest interim period, March 31, 2020, similar to the presentation included on page F-4 for your fiscal year-end.

You may contact Jeanne Bennett at (202) 551-3606 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: J. Ross McAloon